THIS DOCUMENT IS A COPY OF THE SC 13G FILED ON December 22, 2023 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Tellurian Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

 87968A104

(CUSIP Number)

December 13, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 87968A104	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Chatterjee Fund Management, L.P.
2	[CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)] (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 46,161,082
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 46,161,082

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,161,082
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 87968A104	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Purnendu Chatterjee
2	[CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)] (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 46,161,082
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 46,161,082

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,161,082
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 634,842,364 Common Shares outstanding as of October 31, 2023 (as provided by the Issuer in its Form 10-Q for the Quarterly Period Ended September 30, 2023, as filed with the SEC on November 2, 2023).

Item 1.

(a)	Name of Issuer

Tellurian Inc.

(b)	Address of Issuer's Principal Executive Offices:

1201 Louisiana Street, Suite 3100, Houston, TX, 77002

Item 2.

(a)	Name of Person Filing:

This report on Schedule 13G is being jointly filed by (i) Chatterjee Fund Management, L.P., a Marshall Islands limited partnership (“CFM”) and (ii) Purnendu Chatterjee (“Dr. Chatterjee” and, together with CFM, the “Reporting Persons”) on December 22, 2023. The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 22, 2023, a copy of which is attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if None, Residence:

888 Seventh Avenue, 37th Floor New York, NY 10106

(c)	Citizenship:

CFM Marshall Islands Dr. Chatterjee United States

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

(e)	CUSIP Number:
87968A104

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of reporting person.

As of December 13, 2023, Chatterjee Fund Management, L.P., a Marshall Islands limited partnership (“CFM”) directly owned 18,684,282 shares of Common Stock, and LabVantage Solutions, Inc., a Delaware corporation (“LVS”) directly owned 14,455,143 shares of Common Stock. CFM is the beneficial owner of LVS, and therefore may have been deemed to beneficially own, in the aggregate, 33,139,425 shares of Common Stock as of December 13, 2023, which represented approximately 5.2% of the Issuer's issued and outstanding shares of Common Stock. Dr. Chatterjee is the general partner of CFM and the beneficial owner and a director of LVS, and therefore may have been deemed to beneficially own, in the aggregate, 33,139,425 shares of Common Stock as of December 13, 2023, which represented approximately 5.2% of the Issuer’s issued and outstanding shares of Common Stock.

Between December 13, 2023 and December 22, 2023, CFM directly acquired 9,844,789 shares of Common Stock and LVS directly acquired 3,176,868 shares of Common Stock. As of December 22, 2023, CFM directly owns 28,529,071 shares of Common Stock and LVS directly owns 17,632,011 shares of Common Stock. Therefore, CFM and Dr. Chatterjee may each be deemed to beneficially own, in the aggregate, 46,161,082 shares of Common Stock as of December 22, 2023, which represents approximately 7.3% of the Issuer’s issued and outstanding shares of Common Stock.

Ownership percentages are based on 634,842,364 shares of Common Stock reported as issued and outstanding as of October 31, 2023, in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023 for the period ended September 30, 2023.

This statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of reporting persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of reporting persons.

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of reporting persons.

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of reporting persons and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2023

Chatterjee Fund Management, L.P.

/s/ Purnendu Chatterjee

By: Purnendu Chatterjee

Title: General Partner

Purnendu Chatterjee /s/ Purnendu Chatterjee

EXHIBIT NO.	DESCRIPTION
Exhibit 1	Joint Filing Agreement by and among the Reporting Persons